Condensed Consolidated Interim Financial Statements (Expressed in U.S. dollars) BALLARD POWER SYSTEMS INC. Three months ended March 31, 2022 and 2021

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Financial Position
Unaudited (Expressed in thousands of U.S. dollars)

	Note	March 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		$1,068,165	$1,123,895
Short-term investments		2,007	3,004
Trade and other receivables	5	47,159	46,395
Inventories	6	57,520	51,518
Prepaid expenses and other current assets		7,812	4,374

Total current assets		1,182,663	1,229,186
Non-current assets:
Property, plant and equipment	7	57,584	56,061
Intangible assets	8	20,239	20,788
Goodwill		64,268	64,268
Investments	9	65,513	70,292
Other non-current assets		354	348
Total assets		$1,390,621	$1,440,943
Liabilities and Equity
Current liabilities:
Trade and other payables	10	$34,528	$39,555
Deferred revenue	11	12,224	12,109
Provisions and other current liabilities	12	26,817	28,257
Current lease liabilities	13	3,442	3,238

Total current liabilities		77,011	83,159
Non-current liabilities:
Non-current lease liabilities	13	13,722	13,882
Deferred gain on finance lease liability	13	1,214	1,318
Provisions and other non-current liabilities	12	7,248	8,895
Employee future benefits		1,910	1,894
Deferred income tax liability		3,378	3,578
Total liabilities		104,483	112,726
Equity:
Share capital	14	2,417,829	2,416,256
Contributed surplus	14	295,883	297,819
Accumulated deficit		(1,429,174)	(1,387,579)
Foreign currency reserve		1,600	1,721
Total equity		1,286,138	1,328,217
Total liabilities and equity		$1,390,621	$1,440,943
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:

“Doug Hayhurst”	“Jim Roche”
Director	Director

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

		Three months ended March 31,
	Note	2022	2021

Revenues:
Product and service revenues	15	$21,047	$17,619
Cost of product and service revenues		21,255	14,996
Gross margin		(208)	2,623

Operating expenses:
Research and product development		21,112	10,965
General and administrative		6,237	4,153
Sales and marketing		2,824	2,744
Other expense	16	138	105
Total operating expenses		30,311	17,967

Results from operating activities		(30,519)	(15,344)
Finance income (loss) and other	17	(7,491)	822
Finance expense	17	(347)	(316)
Net finance income (loss)		(7,838)	506

Equity in loss of investment in joint venture and associates	9 & 19	(2,238)	(2,953)
Loss before income taxes		(40,595)	(17,791)

Income tax recovery (expense)		200	(11)
Net loss from continuing operations for the period		(40,395)	(17,802)

Net income from discontinued operations for the period	18	—	164
Net loss for the period		$(40,395)	$(17,638)

Other comprehensive loss:

Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(121)	(359)
Total comprehensive loss for the period		$(40,516)	$(17,997)

Basic and diluted loss per share
Continuing operations		$(0.14)	$(0.06)
Discontinued operations		0.00	0.00
Loss per share for the period		$(0.14)	$(0.06)
Weighted average number of common shares outstanding		297,824,989	288,209,465

See accompany notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited (Expressed in thousands of U.S. dollars except number of shares)

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (notes 3 & 12)	—	—	—	(1,200)	—	(1,200)
Restated balance, December 31, 2021	297,700,295	2,416,256	297,819	(1,388,779)	1,721	1,327,017

Net loss	—	—	—	(40,395)	—	(40,395)
DSUs redeemed (note 14)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 14)	206,648	632	(3,043)	—	—	(2,411)
Options exercised (note 14)	138,740	697	(225)	—	—	472
Share-based compensation (note 14)	—	—	2,329	—	—	2,329
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(121)	(121)
Balance, March 31, 2022	298,104,673	$2,417,829	$295,883	$(1,429,174)	$1,600	$1,286,138

					Foreign
	Number of	Share	Contributed	Accumulated	currency	Total
	shares	capital	surplus	deficit	reserve	equity
Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887
Net loss	—	—	—	(17,638)	—	(17,638)
Equity offerings (note 14)	14,870,000	527,311	—	—	—	527,311
DSUs redeemed (note 14)	46,388	127	(1,417)	—	—	(1,290)
RSUs redeemed (note 14)	150,781	569	(4,829)	—	—	(4,260)
Options exercised (note 14)	333,836	2,305	(729)	—	—	1,576
Share-based compensation (note 14)	—	—	2,338	—	—	2,338
Other comprehensive loss:
Foreign currency translation for foreign operations	—	—	—	—	(359)	(359)
Balance, March 31, 2021	297,479,182	$2,415,047	$286,124	$(1,293,154)	$548	$1,408,565
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited (Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	Note	2022	2021
Cash provided by (used in):
Operating activities:
Net loss for the period		$(40,395)	$(17,638)
Adjustments for:
Depreciation and amortization		3,109	1,869
Unrealized (gain) loss on forward contracts		(347)	118
Equity in loss of investment in joint venture and associates	9 & 19	2,238	2,953
Net decrease in fair value of investment	9 & 22	8,574	—
Accretion on decommissioning liabilities	12	40	30
Employee future benefits		20	33
Employee future benefits plan contributions		(3)	(3)
Share-based compensation	14	2,329	2,338
Deferred income tax recovery		(200)	—
		(24,635)	(10,300)
Changes in non-cash working capital:
Trade and other receivables		(1,195)	4,429
Inventories		(6,002)	(4,464)
Prepaid expenses and other current assets		(3,097)	72
Trade and other payables		(6,942)	(5,142)
Deferred revenue		115	242
Warranty provision		68	(569)
		(17,053)	(5,432)
Cash used in operating activities		(41,688)	(15,732)

Investing activities:
Net proceeds on sale of short-term investments	22	1,010	—
Contribution to long-term investments	9 & 22	(2,456)
Additions to property, plant and equipment		(3,887)	(3,483)
Investment in other intangible assets	8	(300)	(126)
Investment in joint venture and associates	9 & 19	(3,279)	(3,014)
Contingent consideration related to acquisition of Arcola Energy Ltd	12	(4,800)	—
Cash used in investing activities		(13,712)	(6,623)

Financing activities:
Principal payments of lease liabilities	13	(802)	(665)
Net proceeds on issuance of share capital from stock option exercises	14	472	1,576
Net proceeds on issuance of share capital from equity offering	14	—	527,311
Cash provided by (used in) financing activities		(330)	528,222

Effect of exchange rate fluctuations on cash and cash equivalents held		—	(444)

Increase (decrease) in cash and cash equivalents		(55,730)	505,423
Cash and cash equivalents, beginning of period		1,123,895	763,430
Cash and cash equivalents, end of period		$1,068,165	$1,268,853

Supplemental disclosure of cash flow information (note 20).
See accompanying notes to condensed consolidated interim financial statements.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

1.    Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the sale and service of proton exchange membrane ("PEM") fuel cell products for the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The condensed consolidated interim financial statements of the Corporation as at and for the three months ended March 31, 2022 and 2021 comprise the Corporation and its subsidiaries.

2.    Basis of preparation:

(a)    Statement of compliance:

These condensed consolidated interim financial statements of the Corporation have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), on a basis consistent with those significant accounting policies followed in the most recent annual consolidated financial statements except as noted below, and therefore should be read in conjunction with the December 31, 2021 audited consolidated financial statements and the notes thereto.

The condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Board of Directors on May 6, 2022.

(b)    Basis of measurement:

The condensed consolidated interim financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.

(c)    Functional and presentation currency:

These condensed consolidated interim financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

2.    Basis of preparation (cont'd):

(d)    Use of estimates:

The preparation of the condensed consolidated interim financial statements in conformity with International Financial Reporting Standards (“IFRS”) requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, financial assets including impairment of trade receivables, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2021.

(e)    Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to finance its operations. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over operating expenses, managing working capital requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.    Significant accounting policies:

Except as described below, the accounting policies in these condensed consolidated interim financial statements are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2021.

The Corporation has initially adopted Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37), effective January 1, 2022. A number of other new standards are also effective January 1, 2022 but they did not have a material impact on the Corporation's financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the "costs of fulfilling a contract" comprise both:

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

3.    Significant accounting policies (cont'd):

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37) (cont'd)

•the incremental costs – e.g. direct labour and materials; and

•an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. At the date of initial application of the amendments to IAS 37, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other component of equity, as appropriate. The comparatives are not restated.

On completion of a review of the Corporation's "open contracts" as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, $1,200,000 of additional contract costs were recognized as an opening balance adjustment to retained earnings. During the three months ended March 31, 2022, the Corporation recognized an additional charge of $400,000 to cost of product and service revenues for new onerous contracts entered into in 2022.

4.    Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:
Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).
Key sources of estimation uncertainty:
Key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next fiscal year include the following: revenue recognition, asset impairment, warranty provision, inventory provision, financial assets including impairment of trade receivables, and employee future benefits. These assumptions are unchanged in these condensed consolidated interim financial statements and are the same as those applied in the Corporation’s consolidated financial statements as at and for the year ended December 31, 2021.

5.    Trade and other receivables:

	March 31,	December 31,
	2022	2021
Trade accounts receivable	$19,849	$19,423
Other receivables	5,555	6,586
Contract assets	21,755	20,386
	$47,159	$46,395

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

5.    Trade and other receivables (cont'd):
Contract assets
Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at March 31, 2022 for engineering services and technology transfer services.

March 31,
Contract assets	2022
At January 1, 2022	$20,386
Additions to contract assets	4,349
Invoiced during the period	(2,980)
At March 31, 2022	$21,755

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 22.

6.    Inventories:

During the three months ended March 31, 2022, the write-down of inventories to net realizable value amounted to $142,000 (2021 – $107,000) and the reversal of previously recorded write-downs amounted to $3,000 (2021 – $31,000), resulting in a net write-down of $139,000 (2021 – $76,000). Write-downs and reversals are included in either cost of product and service revenues or research and product development expense, depending upon the nature of inventory.

7.    Property, plant and equipment:

	March 31,	December 31,
	2022	2021
Property, plant and equipment owned	$45,416	$43,855
Right-of-use assets	12,168	12,206
	$57,584	$56,061

Property, plant, and equipment owned:

	March 31,	December 31,
Net carrying amounts	2022	2021
Computer equipment	$1,542	$1,599
Furniture and fixtures	1,139	762
Leasehold improvements	1,441	1,518
Production and test equipment	41,294	39,976
	$45,416	$43,855

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment, and vehicles (note 13).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

7.    Property, plant and equipment (cont'd):

	March 31,	December 31,
Net carrying amounts	2022	2021
Property	$11,827	$11,837
Equipment	131	139
Vehicle	210	230
	$12,168	$12,206

8.    Intangible assets:

	March 31,	December 31,
	2022	2021
Intellectual property acquired from United Technology Corporation	$—	$74
ERP management reporting software system	3,548	3,631
Intellectual property acquired from Ballard Motive Solutions	16,691	17,083
	$20,239	$20,788

		Accumulated	Net carrying
Balance	Cost	amortization	amount
At January 1, 2021	$59,855	$56,091	$3,764
Acquisition of intangible assets	17,279	—	17,279
Additions to intangible assets	1,543	—	1,543
Amortization expense	—	1,798	(1,798)
At December 31, 2021	78,677	57,889	20,788
Additions to intangible assets	300	—	300
Amortization expense	—	849	(849)
At March 31, 2022	$78,977	$58,738	$20,239

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. For the three months ended March 31, 2022, amortization expense of $849,000 (2021 - $339,000) was recorded.

Additions of $300,000 (2021 - $126,000) to intangible assets in 2022 comprise a new Phase 3 of enhancements to the ERP management reporting software system.

9.    Investments:

	March 31,	December 31,
	2022	2021
Investment in Weichai Ballard JV	$30,335	$28,982
Investment in Synergy Ballard JVCo	—	—
Investment in Forsee Power	24,937	33,335
Investment in HyCap Fund I SCSp	8,336	7,636
Investment in CleanH2 Fund	1,905	339
	$65,513	$70,292

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.        Investments (cont'd):
For the three months ended March 31, 2022, the Corporation recorded $2,238,000, (2021 - $2,953,000) in equity loss of investment in JV and associates, comprising of equity loss in Weichai Ballard Hy-Energy Technologies Co., Ltd. ("Weichai Ballard JV") of $2,238,000 (2021 - $2,953,000) and equity loss in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. ("Synergy Ballard JVCo") of $nil (2021 - $nil).
Investment in Weichai Ballard JV

	March 31,	December 31,
Investment in Weichai Ballard JV	2022	2021
Beginning balance	$28,982	$27,561
Capital contribution to JV	3,279	12,351
Recognition of 49% profit on inventory not yet sold to third party, net	431	3,909
Equity in loss	(2,238)	(16,084)
Cumulative translation adjustment due to foreign exchange	(119)	1,245
Ending balance	$30,335	$28,982
Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the three months ended March 31, 2022, the Corporation made committed capital contributions of $3,279,000, (RMB 20,825,000 equivalent) (2021 - $3,014,000 (RMB 19,600,000 equivalent)) to Weichai Ballard JV. As at March 31, 2022, as specified in the Equity Joint Venture Agreement, the Corporation is currently committed to its last remaining capital contributions to Weichai Ballard JV of $6,568,000 (RMB 41,650,000) in 2022.
The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of March 31, 2022, adjusted for foreign exchange differences, the application of the Corporation's accounting policies and the Corporation's incorporation costs.

	March 31,	December 31,
	2022	2021
Percentage ownership interest (49%)
Current assets	$101,655	$104,907
Non-current assets	207	2,339
Current liabilities	(29,077)	(36,385)
Non-current liabilities	(2,856)	(2,861)
Net assets (100%)	69,929	68,000
Corporation's share of net assets (49%)	34,265	33,320
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sales to third party	(4,254)	(4,662)
Carrying amount of investment in Weichai Ballard JV	$30,335	$28,982

	Three months ended March 31,
	2022	2021
Revenue (100%)	$4,190	$161
Net loss (100%)	4,568	6,027
Corporation's share of net loss (49%)	$2,238	$2,953

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.        Investments (cont'd):
Investment in Synergy Ballard JVCo

	March 31,	December 31,
Investment in Synergy Ballard JVCo	2022	2021
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	—	56
Equity in loss	—	(56)
Ending balance	$—	$—
Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the three months ended March 31, 2022, the Corporation made committed capital contributions of $nil (2021 - $nil) to Synergy Ballard JVCo.

Investment in Forsee Power

The Corporation has entered into a strategic partnership with Forsee Power in which it has an ownership interest of 9.77%.

For the three months ended March 31, 2022, changes in fair value and foreign exchange adjustments totalling $8,398,000 were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Forsee Power of $24,937,000 as of March 31, 2022, compared to net fair value of $33,335,000 as of December 31, 2021.

Investment in Hydrogen Funds

HyCap Fund

The Corporation is a limited partner in HyCap Fund I SCSp ("HyCap"), a newly-created hydrogen infrastructure and growth equity fund. The Corporation has committed to investing £25,000,000 ($32,808,000) into this fund. In the three months ended December 31, 2021, the Corporation made initial contributions of £5,665,000 ($7,610,000). In the three months ended March 31, 2022, the Corporation made additional contributions of £687,000 ($899,000).

For the three months ended March 31, 2022, changes in fair value and foreign exchange adjustments totalling $199,000 were recognized as an unrealized loss in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in HyCap of $8,336,000 as of March 31, 2022, compared to net fair value of $7,636,000 as of December 31, 2021.

Clean H2 Infrastructure Fund

The Corporation is a limited partner in Clean H2 Infrastructure Fund I ("Clean H2"), another newly-created hydrogen infrastructure and growth equity fund. The Corporation has committed to investing €30,000,000 ($33,303,000) into this fund. In the three months ended December 31, 2021, the Corporation made its initial contribution of €300,000 ($337,000). In the three months ended March 31, 2022, the Corporation made additional contributions of €1,416,000 ($1,557,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

9.        Investments (cont'd):

Investment in Hydrogen Funds (cont'd)

Clean H2 Infrastructure Fund (cont'd)

For the three months ended March 31, 2022, changes in fair value and foreign exchange adjustments totalling $9,000 were recognized as an unrealized gain in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17), resulting in net fair value investment in Clean H2 of $1,905,000 as of March 31, 2022, compared to net fair value of $339,000 as of December 31, 2021.

10.    Trade and other payables:

	March 31,	December 31,
	2022	2021
Trade accounts payable	$15,807	$13,689
Compensation payable	12,886	15,830
Other liabilities	5,327	9,130
Taxes payable	508	906
	$34,528	$39,555

11.    Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

	March 31,	December 31,
Deferred revenue	2022	2021
Beginning balance	$12,109	$9,888
Additions to deferred revenue	6,744	23,618
Revenue recognized during the period	(6,629)	(21,397)
Ending balance	$12,224	$12,109

12.    Provisions and other liabilities:

	March 31,	December 31,
	2022	2021
Restructuring provision (note 16)	$9	$5
Warranty provision	8,781	8,712
Onerous contracts provision	1,900	300
Contingent consideration	16,127	19,240
Current	$26,817	$28,257

Contingent consideration	$5,331	$7,018
Decommissioning liabilities provision	1,917	1,877
Non-Current	$7,248	$8,895

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

12.    Provisions and other liabilities (cont'd):

Onerous Contracts Provision

On completion of a review of the Corporation's "open contracts" as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, $1,200,000 of additional contract costs were recognized as an opening balance adjustment to retained earnings. During the three months ended March 31, 2022, the Corporation recognized an additional charge of $400,000 to cost of product and service revenues for new onerous contracts entered into in 2022.
Contingent Consideration

As part of the acquisition of Ballard Motive Solutions in 2021, total consideration includes earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. These future cash payments of up to $27,000,000 are contingently based on the successful attainment of numerous milestone objectives over a three-year period discounted for the estimated probability of successful occurrence and for the timing delay in receiving the cash payments.
During the three months ended March 31, 2022, the Corporation made cash payments totalling $4,800,000 for successful achievement of three performance milestones.
Other: Decommissioning liabilities

    A provision for decommissioning liabilities for the Corporation’s head office building is related to estimated site restoration obligations at the end of the lease term. As at March 31, 2022, total decommissioning liabilities amounted to $1,917,000 (December 31, 2021 - $1,877,000), resulting from accretion of $40,000 (2021 - $30,000).

13.    Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.45% to 7.39% per annum and expire between May 2022 and June 2032.

	March 31,	December 31,
	2022	2021
Property	$3,342	$3,117
Equipment	38	38
Vehicle	62	83
Lease Liability, Current	$3,442	$3,238

Property	$13,504	$13,647
Equipment	95	105
Vehicle	123	130
Lease Liability, Non-Current	$13,722	$13,882

Lease Liability	$17,164	$17,120

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

13.    Lease liability (cont'd):

During the three months ended March 31, 2022, the Corporation made principal payments on lease liabilities totalling $802,000 (2021 - $665,000). The Corporation is committed to future minimum lease payments (comprising principal and interest) as follows:

Maturity Analysis	March 31,
2022
Less than one year	$4,514
Between one and five years	13,394
More than five years	2,298
Total undiscounted lease liabilities	$20,206

Deferred gains on closing of finance lease agreements are amortized over the lease term. At March 31, 2022, the outstanding deferred gain was $1,214,000 (December 31, 2021 – $1,318,000).

14.    Equity:

	Three months ended March 31,
	2022	2021
Option Expense	$1,453	$1,503
DSU Expense	138	160
RSU Expense	738	675
Total Share-based Compensation	$2,329	$2,338

(a)    Share capital:

During the three months ended March 31, 2021, the Corporation completed a bought deal offering with a syndicate of financial institutions for 14,870,000 shares of the Corporation at $37.00 per share, resulting in gross offering proceeds of $550,190,000 and net offering proceeds of $527,311,000.
At March 31, 2022, 298,104,673 common shares were issued and outstanding.

(b)    Share options:

Options for common shares
At January 1, 2022	4,041,567
Options granted	1,018,793
Options exercised	(138,740)
Options cancelled	(27,422)
At March 31, 2022	4,894,198
During the three months ended March 31, 2022, compensation expense of $1,453,000 (2021 – $1,503,000) was recorded in net loss, based on the grant date fair value of the options recognized over the vesting period.
During the three months ended March 31, 2022, 138,740 (2021 – 333,836) options were exercised for a equal amount of common shares for proceeds of $472,000 (2021 – $1,576,000).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity:
(b)    Share options (cont'd):
During the three months ended March 31, 2022, options to purchase 1,018,793 (2021 – 311,484) common shares were granted with a weighted average fair value of $5.23 (2021 – $12.93). All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.
The fair values of the options granted during the period were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended March 31,
	2022	2021
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	68%	67%
Risk-free interest rate	2%	1%

As at March 31, 2022, options to purchase 4,894,198 common shares were outstanding (2021 - 4,102,288).

(c)    Deferred share units:

DSUs for common shares
At January 1, 2022	756,223
DSUs granted	11,886
DSUs exercised	(126,862)
At March 31, 2022	641,247

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share, net of statutory tax withholdings, after the director or executive ceases to provide services to the Corporation. During the three months ended March 31, 2022, $138,000 (2021 - $160,000) of compensation expense was recorded in net loss relating to 11,886 (2021 - 13,892) DSUs granted during the period.

During the same period, 126,862 (2021 - 99,761) DSUs were exercised, net of applicable taxes, which resulted in in the issuance of 58,990 common shares (2021 - 46,388), resulting in an impact on equity of $753,000 (2021 - $1,290,000).

As at March 31, 2022, 641,247 deferred share units were outstanding (2021 - 734,162).

(d)    Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share, net of statutory tax withholdings. The RSUs vest after a specified number of years from date of issuance and, under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

14.    Equity (cont'd):

(d)    Restricted share units (cont'd):

RSUs for common shares
At January 1, 2022	966,220
RSUs granted	388,488
RSU performance factor adjustment	(29,004)
RSUs exercised	(440,953)
RSUs forfeited	—
At March 31, 2022	884,751

During the three months ended March 31, 2022, compensation expense of $738,000 (2021 – $675,000) was recorded in net loss.

During the three months ended March 31, 2022, 440,953 RSUs (2021 - 313,671) were exercised, net of applicable taxes, which resulted in the issuance of 206,648 common shares (2021 - 150,781) resulting in an impact on equity of $2,411,000 (2021 - $4,260,000).
As at March 31, 2022, 884,751 restricted share units were outstanding (2021 - 919,558).

15.    Disaggregation of revenue:

The Corporation's operations and main revenue streams are the same as those described in the Corporation's consolidated financial statements as at and for the year ended December 31, 2021. The Corporation's revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market (based on location of customer), by market application, and by timing of revenue recognition.

	Three months ended March 31,
	2022	2021
Geographical markets
China	$3,252	$4,811
Europe	9,570	9,078
North America	4,437	3,028
Other	3,788	702
	$21,047	$17,619
Market application
Heavy Duty Motive	$6,901	$6,878
Material Handling	2,229	1,747
Stationary Power Generation	4,125	754
Technology Solutions	7,792	8,240
	$21,047	$17,619
Timing of revenue recognition
Products transferred at a point in time	$12,579	$8,915
Products and services transferred over time	8,468	8,704
	$21,047	$17,619

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

16.    Other expense:

	Three months ended March 31,
	2022	2021
Acquisition related costs	118	—
Restructuring costs	20	105
	$138	$105

Acquisition related costs of $118,000 for the three months ended March 31, 2022 (2021 - $nil) consist primarily of legal, advisory, and transaction-related costs incurred on ongoing corporate development activity and include integration costs related to the acquisition of Ballard Motive Solutions in November 2021.

Restructuring expense of $20,000 for the three months ended March 31, 2022 (2021 - $105,000) relates primarily to cost reduction initiatives.

17.    Finance income and expense:

	Three months ended March 31,
	2022	2021
Employee future benefit plan expense	$(20)	$(33)
Pension administration expense	(87)	(13)
Investment income	1,134	736
Other income	(44)	(29)
Mark-to-market gain (loss) on financial assets (notes 9 & 22)	(8,574)	—
Foreign exchange loss	200	361
Government levies	(100)	(200)
Finance income and other	$(7,491)	$822
Finance expense	$(347)	$(316)

18.    Discontinued operations:

The Ballard Unmanned Systems subsidiary has been classified and accounted for as a discontinued operation. The historic operating results of the UAV market for 2021 have been removed from continued operating results and are instead presented separately in the statement of comprehensive loss as income (loss) from discontinued operations.

19.    Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 9).

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

19.    Related party transactions (cont'd):

For the three months ended March 31, 2022, related party transactions and balances with the Corporation's 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

	March 31,	December 31,
Balances with related party - Weichai Ballard JV	2022	2021
Trade and other receivables	$9,698	$10,794
Investments	30,335	28,982
Deferred revenue	2,554	2,730

	Three months ended March 31,
Transactions during the period with Weichai Ballard JV	2022	2021
Revenues	$3,253	$4,673
Cost of goods sold and operating expense	247	—

For the three months ended March 31, 2022, related party transactions and balances with the Corporation's 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

	March 31,	December 31,
Balances with related party - Synergy Ballard JVCo	2022	2021
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	16	16

	Three months ended March 31,
Transactions during the period with Synergy Ballard JVCo	2022	2021
Revenues	$—	$95

20.    Supplemental disclosure of cash flow information:

	Three months ended March 31,
Non-cash financing and investing activities:	2022	2021
Compensatory shares	$876	$696

21.    Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the sale and service of PEM fuel cell products for the power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions including engineering services, technology transfer and the licensing and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

The results of Ballard Motive Solutions are currently included in either the Technology Solutions or Heavy Duty Motive market, depending on the nature of the contracted revenue.

BALLARD POWER SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements
Three months ended March 31, 2022 and 2021
Unaudited
(Tabular amounts expressed in thousands of U.S. dollars, except number of shares)

22.    Financial Instruments:

(a)    Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise term deposits with terms of greater than 90 days and an investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). BPSE previously held an investment of approximately $5,000 in a Danish private company, Green Hydrogen Systems A/S which recently issued an initial public offering on the Danish stock exchange in June 2021. On June 17, 2021, BPSE received 259,551 shares in the new publicly-owned investment company (after relinquishing its shares in the previous privately-held company) initially valued at $1,681,000. As at March 31, 2022, there was an increase in the fair value of the investment of $14,000. During the three months ended March 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000.

Long-term investments (note 9) comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, as well as equity-accounted investments: Weichai Ballard JV and Synergy Ballard JVCo. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statement of loss and comprehensive loss and included in finance income (loss) and other (note 17). All gains or losses are unrealized. During the three months ended March 31, 2022, the Corporation recognized mark to market and foreign exchange losses of $(8,574,000).

Increase (decrease) in fair value due to MTM and foreign exchange	March 31, 2022	December 31, 2021
Short-term investment - Green Hydrogen	$14	$1,422
Long-term investment - Forsee Power	(8,398)	(10,474)
Long-term investment - HyCap Fund	(199)	26
Long-term investment - Clean H2 Fund	9	2
Decrease in fair value of investments	$(8,574)	$(9,024)

(b)    Credit risk:
IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the three months ended March 31, 2022, the Corporation did not recognize any additional estimated ECL impairment losses.